Stolt Offshore S.A.                                    [Graphic Omitted]


A subsidiary of        C/o Stolt Offshore M.S. Limited     Tel: + 44 1932 773700
Stolt-Nielsen S.A.     Dolphin House                       Fax: + 44 1932 773701
                       Windmill Road                       www.stoltoffshore.com
                       Sunbury-on-Thames
                       Middlesex,  TW16 7HT
                       England

NEWS RELEASE

                                    Contacts:   Julian Thomson/Fiona Harris
                                                US  +1 877 603 0267 (toll free)
                                                UK +44 1224 718436
                                                julian.thomson@stoltoffshore.com

                                                Patrick Handley
                                                UK +44 207 396 5395
                                                phandley@brunswickgroup.com

                                                Tim Payne
                                                US +1 212 333 3810
                                                tpayne@brunswickgroup.com

            Stolt Offshore S.A. Announces Waiver Extension with Banks

London, England - October 15, 2003 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO) is pleased to confirm that it has been granted a covenant waiver extension to November 26, 2003 from its principal lenders.





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Stolt  Offshore is a leading  offshore  contractor  to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.


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Forward-Looking  Statements:  Certain  statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.


            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172